Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	September 28,	December 29,
	2019	2018
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$182,589	$128,508
Accounts receivable, net	337,060	214,518
Costs and estimated earnings in excess of billings	49,715	18,602
Inventories	197,015	213,851
Other current assets	12,037	16,061
Total current assets	778,416	591,540
Property, plant and equipment, less accumulated depreciation, depletion and amortization (September 28, 2019 - $923,439 and December 29, 2018 - $794,251)	1,762,307	1,780,132
Goodwill	1,199,496	1,193,028
Intangible assets, less accumulated amortization (September 28, 2019 - $9,666 and December 29, 2018 - $8,247)	24,446	18,460
Operating lease right-of-use assets	33,045	—
Other assets	51,772	50,084
Total assets	$3,849,482	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,354	$6,354
Current portion of acquisition-related liabilities	31,898	31,770
Accounts payable	152,843	109,008
Accrued expenses	118,234	100,029
Current operating lease liabilities	8,609	—
Billings in excess of costs and estimated earnings	12,476	11,840
Total current liabilities	330,414	259,001
Long-term debt	1,853,414	1,807,502
Acquisition-related liabilities	38,645	45,354
Noncurrent operating lease liabilities	25,329	—
Other noncurrent liabilities	151,016	135,956
Total liabilities	2,398,818	2,247,813
Commitments and contingencies (see note 11)
Member’s equity	1,411,223	1,396,241
Accumulated earnings	59,942	12,806
Accumulated other comprehensive loss	(20,501)	(23,616)
Total member’s interest	1,450,664	1,385,431
Total liabilities and member’s interest	$3,849,482	$3,633,244

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Revenue:
Product	$554,721	$512,822	$1,293,999	$1,229,596
Service	111,126	112,195	230,389	234,572
Net revenue	665,847	625,017	1,524,388	1,464,168
Delivery and subcontract revenue	66,235	69,644	141,224	145,804
Total revenue	732,082	694,661	1,665,612	1,609,972
Cost of revenue (excluding items shown separately below):
Product	338,119	321,586	846,702	814,166
Service	78,625	80,573	167,550	170,626
Net cost of revenue	416,744	402,159	1,014,252	984,792
Delivery and subcontract cost	66,235	69,644	141,224	145,804
Total cost of revenue	482,979	471,803	1,155,476	1,130,596
General and administrative expenses	62,344	59,457	190,915	190,975
Depreciation, depletion, amortization and accretion	55,127	53,974	164,140	150,663
Transaction costs	751	1,260	1,449	3,817
Operating income	130,881	108,167	153,632	133,921
Interest expense	28,800	28,720	88,020	86,066
Loss on debt financings	—	—	14,565	149
Gain on sale of business	—	(12,108)	—	(12,108)
Other income, net	(1,875)	(3,371)	(8,354)	(11,942)
Income from operations before taxes	103,956	94,926	59,401	71,756
Income tax expense	18,757	4,499	12,265	3,323
Net income attributable to Summit LLC	$85,199	$90,427	$47,136	$68,433

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Net income	$85,199	$90,427	$47,136	$68,433
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,328)	1,970	3,263	(3,179)
Income (loss) on cash flow hedges	155	87	(148)	1,443
Other comprehensive (loss) income	(1,173)	2,057	3,115	(1,736)
Comprehensive income attributable to Summit LLC	$84,026	$92,484	$50,251	$66,697

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine months ended
	September 28,	September 29,
	2019	2018
Cash flow from operating activities:
Net income	$47,136	$68,433
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization and accretion	166,594	152,279
Share-based compensation expense	15,424	19,833
Net gain on asset disposals	(8,030)	(27,261)
Non-cash loss on debt financings	2,850	—
Change in deferred tax asset, net	11,153	1,463
Other	(1,609)	873
(Increase) decrease in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(121,196)	(90,481)
Inventories	16,296	(26,027)
Costs and estimated earnings in excess of billings	(31,085)	(37,643)
Other current assets	5,635	(6,819)
Other assets	4,992	(1,217)
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	51,728	24,392
Accrued expenses	9,142	(1,611)
Billings in excess of costs and estimated earnings	618	(3,850)
Other liabilities	(5,805)	(1,807)
Net cash provided by operating activities	163,843	70,557
Cash flow from investing activities:
Acquisitions, net of cash acquired	(2,842)	(210,894)
Purchases of property, plant and equipment	(139,762)	(183,752)
Proceeds from the sale of property, plant and equipment	13,035	18,426
Proceeds from sale of business	—	21,564
Other	(207)	2,660
Net cash used for investing activities	(129,776)	(351,996)
Cash flow from financing activities:
Capital contributions by member	2,559	15,615
Proceeds from debt issuances	300,000	64,500
Debt issuance costs	(6,312)	(550)
Payments on debt	(264,906)	(79,027)
Payments on acquisition-related liabilities	(8,500)	(32,821)
Distributions	(2,500)	(2,569)
Other	(501)	(1,913)
Net cash provided by (used in) financing activities	19,840	(36,765)
Impact of foreign currency on cash	174	(422)
Net increase (decrease) in cash	54,081	(318,626)
Cash and cash equivalents – beginning of period	128,508	383,556
Cash and cash equivalents – end of period	$182,589	$64,930

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	(deficit) earnings	loss	interest
Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$1,385,431
Net contributed capital	766	—	—	766
Net loss	—	(91,564)	—	(91,564)
Other comprehensive income	—	—	2,192	2,192
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,906	—	—	5,906
Shares redeemed to settle taxes and other	(501)	—	—	(501)
Balance — March 30, 2019	$1,399,912	$(78,758)	$(21,424)	$1,299,730
Net contributed capital	18	—	—	18
Net income	—	53,501	—	53,501
Other comprehensive income	—	—	2,096	2,096
Share-based compensation	4,699	—	—	4,699
Balance — June 29, 2019	$1,404,629	$(25,257)	$(19,328)	$1,360,044
Net contributed capital	1,775	—	—	1,775
Net income	—	85,199	—	85,199
Other comprehensive loss	—	—	(1,173)	(1,173)
Share-based compensation	4,819	—	—	4,819
Balance — September 28, 2019	$1,411,223	$59,942	$(20,501)	$1,450,664

Balance — December 30, 2017	$1,359,760	$(51,031)	$(17,135)	$1,291,594
Net contributed capital	15,475	—	—	15,475
Net loss	—	(68,596)	—	(68,596)
Other comprehensive loss	—	—	(2,109)	(2,109)
Distributions	(2,509)	—	—	(2,509)
Share-based compensation	8,507	—	—	8,507
Shares redeemed to settle taxes and other	(1,820)	—	—	(1,820)
Balance — March 31, 2018	$1,379,413	$(119,627)	$(19,244)	$1,240,542
Net contributed capital	140	—	—	140
Net income	—	46,602	—	46,602
Other comprehensive loss	—	—	(1,684)	(1,684)
Distributions	(60)	—	—	(60)
Share-based compensation	5,683	—	—	5,683
Shares redeemed to settle taxes and other	(84)	—	—	(84)
Balance — June 30, 2018	$1,385,092	$(73,025)	$(20,928)	$1,291,139
Net income	—	90,427	—	90,427
Other comprehensive income	—	—	2,057	2,057
Share-based compensation	5,643	—	—	5,643
Shares redeemed to settle taxes and other	(9)	—	—	(9)
Balance — September 29, 2018	$1,390,726	$17,402	$(18,871)	$1,389,257

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 29, 2018. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of September 28, 2019, the results of operations for the three and nine months ended September 28, 2019 and September 29, 2018 and cash flows for the nine months ended September 28, 2019 and September 29, 2018.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Kansas and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and nine months ended September 28, 2019 or September 29, 2018.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants and underground storage space rental.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales. Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations, and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Revenue derived from paving and related services is recognized using the percentage of completion method, which approximates progress towards completion. Under the percentage of completion method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the three and nine months ended September 28, 2019.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized. Contract assets and liabilities are netted on a contract-by-contract basis.

New Accounting Standards — In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about the leases than current U.S. GAAP requires. The ASU and subsequent amendments issued in 2018 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We adopted the standard effective December 30, 2018 using the modified retrospective approach.

The modified retrospective approach provides a method for recording existing leases at adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. In addition, we elected the hindsight practical expedient to determine the lease term for existing leases.

The most significant impact upon adoption was the recognition of $36.8 million of operating lease right-of-use assets and $36.8 million operating lease liabilities. The standard had no material impact on our statement of cash flows.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, allowing more financial and nonfinancial hedging strategies to be eligible for hedge accounting. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, increasing the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The adoption of this new ASU did not have a material impact on our consolidated financial results.

2. GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

Changes in the carrying amount of goodwill, by reportable segment, from December 29, 2018 to September 28, 2019 are summarized as follows:

	West	East	Cement	Total
Balance, December 29, 2018	$581,567	$406,805	$204,656	$1,193,028
Acquisitions (1)	1,167	3,621	—	4,788
Foreign currency translation adjustments	1,680	—	—	1,680
Balance, September 28, 2019	$584,414	$410,426	$204,656	$1,199,496
_______________________________________________________________________
(1) Reflects goodwill from 2019 acquisitions and working capital adjustments from prior year acquisitions.

The Company’s intangible assets are primarily composed of goodwill, mineral lease agreements and reserve rights. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	September 28, 2019			December 29, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mineral leases	$19,064	$(6,124)	$12,940	$19,064	$(5,259)	$13,805
Reserve rights	6,234	(2,174)	4,060	6,234	(1,940)	4,294
Trade names	1,000	(933)	67	1,000	(858)	142
Other	7,814	(435)	7,379	409	(190)	219
Total intangible assets	$34,112	$(9,666)	$24,446	$26,707	$(8,247)	$18,460

Amortization expense totaled $0.6 million and $1.4 million for the three and nine months ended September 28, 2019, respectively, and $0.5 million and $1.1 million for the three and nine months September 29, 2018, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to September 28, 2019 is as follows:

2019 (three months)	$711
2020	2,552
2021	2,164
2022	2,168
2023	2,035
2024	1,940
Thereafter	12,876
Total	$24,446

In September 2018, the Company sold a non-core business in the West segment, resulting in cash proceeds of $21.6 million, and a total gain on the disposition of the business of $12.1 million.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and nine months ended September 28, 2019 and September 29, 2018 is as follows:

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Revenue by product*:
Aggregates	$137,528	$109,621	$354,050	$280,761
Cement	92,482	87,909	202,780	197,439
Ready-mix concrete	172,758	164,866	444,258	447,490
Asphalt	137,753	125,153	254,156	231,666
Paving and related services	138,083	146,477	267,732	288,119
Other	53,478	60,635	142,636	164,497
Total revenue	$732,082	$694,661	$1,665,612	$1,609,972
*Revenue from liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 29, 2018 to September 28, 2019. Also included in the table is the net change in estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance - December 29, 2018	$18,602	$11,840
Changes in revenue billed, contract price or cost estimates	31,085	618
Other	28	18
Balance - September 28, 2019	$49,715	$12,476

Accounts receivable, net consisted of the following as of September 28, 2019 and December 29, 2018:

	September 28,	December 29,
	2019	2018
Trade accounts receivable	$251,426	$157,601
Construction contract receivables	71,903	47,994
Retention receivables	17,227	15,010
Receivables from related parties	1,783	629
Accounts receivable	342,339	221,234
Less: Allowance for doubtful accounts	(5,279)	(6,716)
Accounts receivable, net	$337,060	$214,518

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of September 28, 2019 and December 29, 2018:

	September 28, 2019	December 29, 2018
Aggregate stockpiles	$142,618	$151,300
Finished goods	25,240	34,993
Work in process	7,478	7,478
Raw materials	21,679	20,080
Total	$197,015	$213,851

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of September 28, 2019 and December 29, 2018:

	September 28, 2019	December 29, 2018
Interest	$16,178	$26,223
Payroll and benefits	27,860	15,952
Finance lease obligations	17,288	15,557
Insurance	17,035	13,625
Non-income taxes	16,495	7,674
Professional fees	1,051	1,408
Other (1)	22,327	19,590
Total	$118,234	$100,029
_______________________________________________________________________
(1) Consists primarily of subcontractor and working capital settlement accruals.

6. DEBT

Debt consisted of the following as of September 28, 2019 and December 29, 2018:

	September 28, 2019	December 29, 2018
Term Loan, due 2024:
$625.8 million and $630.6 million, net of $1.2 million and $1.3 million discount at September 28, 2019 and December 29, 2018, respectively	$624,672	$629,268
8 1/2% Senior Notes, due 2022	—	250,000
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $1.0 million and $1.1 million discount at September 28, 2019 and December 29, 2018, respectively	649,073	648,891
5 1/8% Senior Notes, due 2025	300,000	300,000
6 1/2% Senior Notes, due 2027	300,000	—
Total	1,873,745	1,828,159
Current portion of long-term debt	6,354	6,354
Long-term debt	$1,867,391	$1,821,805

The contractual payments of long-term debt, including current maturities, for the five years subsequent to September 28, 2019, are as follows:

2019 (three months)	$1,588
2020	7,942
2021	6,354
2022	6,354
2023	656,354
2024	597,252
Thereafter	600,000
Total	1,875,844
Less: Original issue net discount	(2,099)
Less: Capitalized loan costs	(13,977)
Total debt	$1,859,768

Senior Notes—On March 15, 2019, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC (“Finance Corp.” and together with Summit LLC, the “Issuers”) issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019 (the "2019 Indenture"). The 2019 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2019 Indenture also contains customary events of default. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of$11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2025 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of September 28, 2019 and December 29, 2018, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement with respect to the revolving credit commitments to February 25, 2024. During 2018 and 2017, Summit LLC entered into three different amendments to the Credit Agreement, which among other things, reduced the applicable margin in respect to the outstanding principal amount at the time of the respective amendments.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of September 28, 2019 and December 29, 2018, with borrowing capacity of $329.8 million remaining as of September 28, 2019, which is net of $15.2 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of September 28, 2019 and December 29, 2018, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the nine months ended September 28, 2019 and September 29, 2018:

Deferred financing fees
Balance—December 29, 2018	$15,475
Loan origination fees	6,312
Amortization	(2,668)
Write off of deferred financing fees	(2,851)
Balance—September 28, 2019	$16,268

Balance - December 30, 2017	$19,033
Loan origination fees	550
Amortization	(3,074)
Balance - September 29, 2018	$16,509

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.3 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of September 28, 2019 or December 29, 2018.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

Summit LLC and its subsidiaries expect additional unrecognized tax benefits related to the deductibility of interest expense in 2019 that if recognized would affect the annual effective tax rate, and included that in its estimate of those amounts in its annual effective tax rate. We did not recognize interest or penalties related to this amount as it is offset by other attributes. No material interest or penalties were recognized in income tax expense during the three and nine months ended September 28, 2019 and September 29, 2018. No uncertain tax benefits were recognized in the three and nine months ended September 29, 2018.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance — December 29, 2018	$(4,392)	$(19,370)	$146	$(23,616)
Foreign currency translation adjustment	—	3,263	—	3,263
Loss on cash flow hedges	—	—	(148)	(148)
Balance — September 28, 2019	$(4,392)	$(16,107)	$(2)	$(20,501)

Balance - December 30, 2017	$(6,053)	$(10,022)	$(1,060)	$(17,135)
Foreign currency translation adjustment	—	(3,179)	—	(3,179)
Income on cash flow hedges	—	—	1,443	1,443
Balance - September 29, 2018	$(6,053)	$(13,201)	$383	$(18,871)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Nine months ended
	September 28, 2019	September 29, 2018
Cash payments:
Interest	$89,759	$79,367
(Refund) payments for income taxes, net	(912)	3,362
Operating cash payments on operating leases	8,188	N/A
Operating cash payments on finance leases	2,322	N/A
Finance cash payments on finance leases	9,806	N/A
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$4,387	N/A
Right of use assets obtained in exchange for finance leases obligations	18,586	N/A

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements entered into or reassessed after the adoption of ASC 842, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of ASC 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended	Nine months ended
	September 28, 2019	September 28, 2019
Operating lease cost	$2,608	$7,757
Variable lease cost	151	366
Short-term lease cost	11,871	28,043
Financing lease cost:
Amortization of right-of-use assets	2,612	7,905
Interest on lease liabilities	773	2,404
Total lease cost	$18,015	$46,475

		September 28, 2019
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets		$33,045

Current operating lease liabilities		$8,609
Noncurrent operating lease liabilities		25,329
Total operating lease liabilities		$33,938
Finance leases:
Property and equipment, gross		$80,197
Less accumulated depreciation		(23,552)
Property and equipment, net		$56,645

Current finance lease liabilities		$17,288
Long-term finance lease liabilities		39,093
Total finance lease liabilities		$56,381

	September 28, 2019
	Lease Term	Discount Rate
	(years)	(%)
Weighted average:
Operating leases	7.7	5.6%
Finance lease	2.7	5.5%

Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
2019 (three months)	$2,551	$5,372
2020	9,800	17,870
2021	7,813	20,578
2022	4,717	12,240
2023	3,570	1,629
2024	1,901	2,131
Thereafter	11,820	2,662
Total lease payments	42,172	62,482
Less imputed interest	(8,234)	(6,101)
Present value of lease payments	$33,938	$56,381

As previously disclosed, our future minimum lease payment obligations as of December 29, 2018 were as follows:

Operating Leases
2019	$9,479
2020	8,101
2021	6,701
2022	4,279
2023	3,411

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of September 28, 2019 and December 29, 2018, $27.1 million and $26.9 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $4.8 million and $4.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of September 28, 2019 and December 29, 2018 were $89.4 million and $92.5 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The interest rate derivative expired in September 2019. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of September 28, 2019 and December 29, 2018 was:

	September 28, 2019	December 29, 2018
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$2,674	$1,394
Cash flow hedges	—	—
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,270	$5,175
Cash flow hedges	—	—

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges is based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments to contingent consideration or derivatives as of September 28, 2019 and September 29, 2018.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of September 28, 2019 and December 29, 2018 was:

	September 28, 2019		December 29, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,914,189	$1,873,745	$1,777,722	$1,828,159
Level 3
Current portion of deferred consideration and noncompete obligations(2)	29,224	29,224	30,376	30,376
Long term portion of deferred consideration and noncompete obligations(3)	37,375	37,375	40,179	40,179

(1)	$6.4 million were included in current portion of debt as of September 28, 2019 and December 29, 2018.

(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East, and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of September 28, 2019 and December 29, 2018 and for the three and nine months ended September 28, 2019 and September 29, 2018:

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Revenue*:
West	$366,504	$367,912	$848,661	$871,338
East	266,587	232,777	596,107	525,270
Cement	98,991	93,972	220,844	213,364
Total revenue	$732,082	$694,661	$1,665,612	$1,609,972
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Income from operation before taxes	$103,956	$94,926	$59,401	$71,756
Interest expense	28,800	28,720	88,020	86,066
Depreciation, depletion and amortization	54,575	53,494	162,417	149,439
Accretion	552	480	1,723	1,224
Loss on debt financings	—	—	14,565	149
Gain on sale of business	—	(12,108)	—	(12,108)
Transaction costs	751	1,260	1,449	3,817
Non-cash compensation	4,819	5,643	15,424	19,833
Other	(136)	(409)	(2,628)	(7,316)
Total Adjusted EBITDA	$193,317	$172,006	$340,371	$312,860

Total Adjusted EBITDA by Segment:
West	$81,936	$73,916	$151,054	$151,316
East	76,825	58,305	134,479	100,497
Cement	42,683	44,299	75,537	82,626
Corporate and other	(8,127)	(4,514)	(20,699)	(21,579)
Total Adjusted EBITDA	$193,317	$172,006	$340,371	$312,860

	Nine months ended
	September 28, 2019	September 29, 2018
Purchases of property, plant and equipment
West	$61,679	$104,217
East	61,830	51,968
Cement	15,087	21,621
Total reportable segments	138,596	177,806
Corporate and other	1,166	5,946
Total purchases of property, plant and equipment	$139,762	$183,752

	Three months ended		Nine months ended
	September 28,	September 29,	September 28,	September 29,
	2019	2018	2019	2018
Depreciation, depletion, amortization and accretion:
West	$23,307	$23,289	$70,156	$68,029
East	19,668	19,429	59,719	54,982
Cement	11,111	10,682	31,280	25,733
Total reportable segments	54,086	53,400	161,155	148,744
Corporate and other	1,041	574	2,985	1,919
Total depreciation, depletion, amortization and accretion	$55,127	$53,974	$164,140	$150,663

	September 28, 2019	December 29, 2018
Total assets:
West	$1,440,010	$1,370,501
East	1,334,247	1,253,640
Cement	879,140	877,586
Total reportable segments	3,653,397	3,501,727
Corporate and other	196,085	131,517
Total	$3,849,482	$3,633,244

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the wholly-owned guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$178,242	$2,197	$7,069	$(4,919)	$182,589
Accounts receivable, net	—	314,249	23,005	(194)	337,060
Intercompany receivables	449,895	782,193	—	(1,232,088)	—
Cost and estimated earnings in excess of billings	—	47,033	2,682	—	49,715
Inventories	—	193,195	3,820	—	197,015
Other current assets	1,811	9,382	844	—	12,037
Total current assets	629,948	1,348,249	37,420	(1,237,201)	778,416
Property, plant and equipment, net	11,348	1,688,612	62,347	—	1,762,307
Goodwill	—	1,141,574	57,922	—	1,199,496
Intangible assets, net	—	24,446	—	—	24,446
Operating lease right-of-use assets	3,486	24,447	5,112	—	33,045
Other assets	3,499,351	160,937	799	(3,609,315)	51,772
Total assets	$4,144,133	$4,388,265	$163,600	$(4,846,516)	$3,849,482
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	31,898	—	—	31,898
Accounts payable	3,318	138,284	11,435	(194)	152,843
Accrued expenses	39,361	80,757	3,035	(4,919)	118,234
Current operating lease liabilities	750	6,796	1,063	—	8,609
Intercompany payables	782,697	429,858	19,533	(1,232,088)	—
Billings in excess of costs and estimated earnings	—	11,543	933	—	12,476
Total current liabilities	832,480	699,136	35,999	(1,237,201)	330,414
Long-term debt	1,853,414	—	—	—	1,853,414
Acquisition-related liabilities	—	38,645	—	—	38,645
Noncurrent operating lease liabilities	3,674	17,684	3,971	—	25,329
Other noncurrent liabilities	3,901	205,384	78,749	(137,018)	151,016
Total liabilities	2,693,469	960,849	118,719	(1,374,219)	2,398,818
Total member's interest	1,450,664	3,427,416	44,881	(3,472,297)	1,450,664
Total liabilities and member’s interest	$4,144,133	$4,388,265	$163,600	$(4,846,516)	$3,849,482

Condensed Consolidating Balance Sheets
December 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$117,219	$8,440	$7,719	$(4,870)	$128,508
Accounts receivable, net	—	199,538	15,165	(185)	214,518
Intercompany receivables	500,765	624,427	—	(1,125,192)	—
Cost and estimated earnings in excess of billings	—	17,711	891	—	18,602
Inventories	—	210,149	3,702	—	213,851
Other current assets	1,953	11,308	2,800	—	16,061
Total current assets	619,937	1,071,573	30,277	(1,130,247)	591,540
Property, plant and equipment, net	13,300	1,709,083	57,749	—	1,780,132
Goodwill	—	1,136,785	56,243	—	1,193,028
Intangible assets, net	—	18,460	—	—	18,460
Other assets	3,292,851	154,080	947	(3,397,794)	50,084
Total assets	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,354	$—	$—	$—	$6,354
Current portion of acquisition-related liabilities	—	31,770	—	—	31,770
Accounts payable	4,712	92,132	12,349	(185)	109,008
Accrued expenses	45,146	57,826	1,927	(4,870)	100,029
Intercompany payables	673,175	436,564	15,453	(1,125,192)	—
Billings in excess of costs and estimated earnings	—	11,347	493	—	11,840
Total current liabilities	729,387	629,639	30,222	(1,130,247)	259,001
Long-term debt	1,807,502	—	—	—	1,807,502
Acquisition-related liabilities	—	45,354	—	—	45,354
Other noncurrent liabilities	3,768	226,137	77,368	(171,317)	135,956
Total liabilities	2,540,657	901,130	107,590	(1,301,564)	2,247,813
Total member's interest	1,385,431	3,188,851	37,626	(3,226,477)	1,385,431
Total liabilities and member’s interest	$3,926,088	$4,089,981	$145,216	$(4,528,041)	$3,633,244

Condensed Consolidating Statements of Operations
For the three months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$706,999	$29,186	$(4,103)	$732,082
Cost of revenue (excluding items shown separately below)	—	467,595	19,487	(4,103)	482,979
General and administrative expenses	13,603	46,816	2,676	—	63,095
Depreciation, depletion, amortization and accretion	1,042	52,739	1,346	—	55,127
Operating (loss) income	(14,645)	139,849	5,677	—	130,881
Other (income) loss, net	(132,261)	(1,501)	222	131,665	(1,875)
Interest expense (income)	32,129	(4,532)	1,203	—	28,800
Income from operation before taxes	85,487	145,882	4,252	(131,665)	103,956
Income tax expense	288	17,325	1,144	—	18,757
Net income attributable to Summit LLC	$85,199	$128,557	$3,108	$(131,665)	$85,199
Comprehensive income attributable to member of Summit Materials, LLC	$84,026	$128,402	$4,436	$(132,838)	$84,026

Condensed Consolidating Statements of Operations
For the nine months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,603,338	$70,321	$(8,047)	$1,665,612
Cost of revenue (excluding items shown separately below)	—	1,114,401	49,122	(8,047)	1,155,476
General and administrative expenses	37,887	146,136	8,341	—	192,364
Depreciation, depletion, amortization and accretion	2,986	156,827	4,327	—	164,140
Operating (loss) income	(40,873)	185,974	8,531	—	153,632
Other (income) loss, net	(183,971)	(6,427)	(553)	197,162	6,211
Interest expense (income)	94,848	(10,443)	3,615	—	88,020
Income from operation before taxes	48,250	202,844	5,469	(197,162)	59,401
Income tax expense	1,114	9,673	1,478	—	12,265
Net income attributable to Summit LLC	$47,136	$193,171	$3,991	$(197,162)	$47,136
Comprehensive income attributable to member of Summit Materials, LLC	$50,251	$193,319	$728	$(194,047)	$50,251

Condensed Consolidating Statements of Operations
For the three months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$668,145	$28,064	$(1,548)	$694,661
Cost of revenue (excluding items shown separately below)	—	452,394	20,957	(1,548)	471,803
General and administrative expenses	10,951	46,910	2,856	—	60,717
Depreciation, depletion, amortization and accretion	574	52,213	1,187	—	53,974
Operating (loss) income	(11,525)	116,628	3,064	—	108,167
Other income, net	(132,382)	(3,019)	(236)	132,266	(3,371)
Interest expense (income)	29,396	(1,882)	1,206	—	28,720
Gain on sale of business	—	(12,108)	—	—	(12,108)
Income from operation before taxes	91,461	133,637	2,094	(132,266)	94,926
Income tax expense	1,034	2,898	567	—	4,499
Net income attributable to Summit LLC	$90,427	$130,739	$1,527	$(132,266)	$90,427
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$92,484	$130,652	$(443)	$(130,209)	$92,484

Condensed Consolidating Statements of Operations
For the nine months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,548,960	$65,597	$(4,585)	$1,609,972
Cost of revenue (excluding items shown separately below)	—	1,087,150	48,031	(4,585)	1,130,596
General and administrative expenses	45,175	141,372	8,245	—	194,792
Depreciation, depletion, amortization and accretion	1,919	145,135	3,609	—	150,663
Operating (loss) income	(47,094)	175,303	5,712	—	133,921
Other income, net	(204,677)	(10,563)	(87)	203,534	(11,793)
Interest expense (income)	87,924	(5,447)	3,589	—	86,066
Gain on sale of business	—	(12,108)	—	—	(12,108)
Income from operation before taxes	69,659	203,421	2,210	(203,534)	71,756
Income tax expense	1,226	1,481	616	—	3,323
Net income attributable to Summit LLC	$68,433	$201,940	$1,594	$(203,534)	$68,433
Comprehensive income attributable to member of Summit Materials, LLC	$66,697	$200,497	$4,773	$(205,270)	$66,697

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(85,516)	$241,172	$8,187	$—	$163,843
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(2,842)	—	—	(2,842)
Purchase of property, plant and equipment	(1,166)	(129,170)	(9,426)	—	(139,762)
Proceeds from the sale of property, plant, and equipment	—	12,950	85	—	13,035
Other	—	(207)	—	—	(207)
Net cash used for investing activities	(1,166)	(119,269)	(9,341)	—	(129,776)
Cash flow from financing activities:
Proceeds from investment by member	(35,581)	38,140	—	—	2,559
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	147,325	(147,782)	506	(49)	—
Payments on long-term debt	(254,765)	(9,965)	(176)	—	(264,906)
Payments on acquisition-related liabilities	—	(8,500)	—	—	(8,500)
Debt issuance costs	(6,312)	—	—	—	(6,312)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(462)	(39)	—	—	(501)
Net cash provided by (used in) financing activities	147,705	(128,146)	330	(49)	19,840
Impact of cash on foreign currency	—	—	174	—	174
Net increase (decrease) in cash	61,023	(6,243)	(650)	(49)	54,081
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$178,242	$2,197	$7,069	$(4,919)	$182,589

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 29, 2018

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(107,736)	$173,597	$4,696	$—	$70,557
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(210,894)	—	—	(210,894)
Purchase of property, plant and equipment	(5,946)	(156,016)	(21,790)	—	(183,752)
Proceeds from the sale of property, plant, and equipment	—	18,257	169	—	18,426
Proceeds from the sale of a business	—	21,564	—	—	21,564
Other	—	2,660	—	—	2,660
Net cash used for investing activities	(5,946)	(324,429)	(21,621)	—	(351,996)
Cash flow from financing activities:
Proceeds from investment by member	(112,386)	128,001	—	—	15,615
Net proceeds from debt issuance	64,500	—	—	—	64,500
Loans received from and payments made on loans from other Summit Companies	(60,387)	58,052	6,215	(3,880)	—
Payments on long-term debt	(69,265)	(9,701)	(61)	—	(79,027)
Payments on acquisition-related liabilities	—	(32,821)	—	—	(32,821)
Financing costs	(550)	—	—	—	(550)
Distributions from partnership	(2,569)	—	—	—	(2,569)
Other	(873)	(1,007)	(33)	—	(1,913)
Net cash (used in) provided by financing activities	(181,530)	142,524	6,121	(3,880)	(36,765)
Impact of cash on foreign currency	—	—	(422)	—	(422)
Net decrease in cash	(295,212)	(8,308)	(11,226)	(3,880)	(318,626)
Cash — Beginning of period	370,741	10,254	14,933	(12,372)	383,556
Cash — End of period	$75,529	$1,946	$3,707	$(16,252)	$64,930